CERTIFICATE OF RENEWAL AND REVIVAL OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                            KUSHI NATURAL FOODS CORP.


It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is KUSHI NATURAL FOODS CORP.

2. The corporation was organized under the provisions of the General Corporation Law of the State of Delaware. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware is August 1, 1996 .

3. The address, including the street, city, and county, of the registered office of the corporation in the State of Delaware arid the name of the registered agent at such address are as follows-, Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805, County of New Castle.

4. The corporation hereby procures a renewal and revival of its certificate of incorporation, which became inoperative by law on annual reports and non-payment of taxes payable to the State of Delaware , March 1, 1999 for failure to file.

5. The certificate of incorporation of the corporation, which provides for and will continue to provide for, perpetual duration, shall, upon the filing of this Certificate of Renewal and Revival of the Certificate of Incorporation in the Department of State of the State of Delaware, be renewed and revived and shall become fully operative on February 28, 1999.

6. This Certificate of Renewal and Revival of the Certificate of Incorporation is filed by authority of the duty elected directors as prescribed by Section 312 of the General Corporation Law of the State of Delaware.

Signed on November 3, 1999



      /s/ Dr. Eugene Stricker
      ---------------------------------
         Dr. Eugene Stricker, President